UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CIBT Education Group Inc. (the “Company”) reports that on October 4, 2010 it announced the launch of its Global Learning Centers (“GLC”), a video-conference based learning platform and education distribution network. The GLC network will allow CIBT and its academic partners based primarily in Asia to distribute Western education programs through real-time video conferencing in multiple locations across Asia, including in China, South Korea, Vietnam and the Philippines, as well as in the Middle East.

The educational programs will be broadcast to multiple GLC locations from centralized broadcasting studios in Vancouver and Beijing, from where CIBT instructors can teach courses ranging from English language programs to degree level programs.

Please see the news releases dated October 4, 2010 filed as exhibits hereto for further details.

EXHIBITS

Number	Description of Exhibit
99.1	October 4, 2010 – News Release “CIBT to Launch Global Learning Centers Across Asia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: October 5, 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer